Exhibit 99.1

ABN 82 010 975 612 PO Box 2403 Toowong Queensland 4066 Australia Telephone: + 61 7 3842 3333 Facsimile: + 61 7 3720 9624 www.progen-pharma.com

Progen presents at Australasian Life Science Investment Summit

Brisbane, Australia, 19th October 2010.  Progen Pharmaceuticals Ltd (ASX:PGL, OTC:PGLA) announced today that CEO Sue MacLeman presented the company to investors at AusBiotech’s Australasian Life Science Investment Summit (ALSIS) held in Melbourne.

ALSIS attracts national and international investors, including angel investors, venture capitalists, fund managers, investment bankers and representatives of superannuation funds. Venture capital arms of the major pharmaceutical and biotechnology companies from Australia, the Asia Pacific region, North America and Europe will also be attending.

A copy of the Progen conference presentation is attached.

ENDS

About Progen Pharmaceuticals Ltd

Progen Pharmaceuticals Limited is a biotechnology company committed to the discovery, development and commercialization of small molecule pharmaceuticals primarily for the treatment of cancer. Progen has built a focus and strength in anti-cancer drug discovery and development. Progen has operations in Australia and the United States of America. www.progen-pharma.com

For more information:

Sue MacLeman	Stephanie Paul
Chief Executive Officer	Phillips Group
+61 7 3842 3333	+61 7 3230 5000
+61 437 211 200	+61 418 753 062

This release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by, amongst others, the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88, PG11047, PG545, PG562, PG11122, PG11144 and other drugs, future capital needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Securities Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.

Corporate Presentation ASX:PGL OTC:PGLA www.progen-pharma.com Sue MacLeman Chief Executive Officer suem@progen-pharma.com Improving cancer patients’ lives Creating long term stakeholder value by delivering novel cancer therapeutics Q4 2010

Forward Looking Statements This presentation contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by, amongst others, the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of muparfostat (PI-88), PG545, PG11047 and other drugs, future capital needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Securities Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages. Sue MacLeman suem@progen-pharma.com +61 437 211 200 2

Company Overview

Company Genesis

- Progen is a clinical stage oncology drug development company.
- Our core focus is the development of anti-angiogenesis and anti-metastatic products. This dual mechanism therapeutic approach focuses on controlling both tumour growth and spread.

2010 Company Highlights

- Progen welcomed new CEO Sue MacLeman.
- Muparfostat (PI-88) licensed to Medigen Biotechnology Corporation (Taipei, Taiwan) who have recently submitted an updated Special Protocol Assessment to FDA.
- Company turned its core focus to dual mechanism oncology drugs and commenced an attractive divestment programme containing oncology epigenetics and anti-proliferation compounds.
- PI-88 entering Phase III (partnered), PG545 entering Phase I and continuation of the heparanase inhibition small molecule discovery programme.

Company Structure


THE PROGEN GROUP OF COMPANIES
Progen Pharmaceuticals Limited
Progen Pharmaceuticals, Inc
PharmaSynth Pty Ltd

Industry Leading Management Team	
Ms Sue MacLeman	Chief Executive Officer
Mr Paul Dixon	General Manager Finance & Company Secretary
Dr Laurence Marton	Chief Scientific Officer
Dr Ian Bytheway	Director Research & Development
Dr Keith Dredge	Director Preclinical Development
Mr Darryn Bampton	Director Regulatory Affairs & Clinical Development
Ms Fleur Lankesheer	Director Legal & Business Development
Mr Les Tillack	Chief Executive Officer, PharmaSynth

www.progen-pharma.com Sue MacLeman suem@progen-pharma.com +61 437 211 200 PROGEN PHARMACEUTICALS 3

Pipeline Sue MacLeman suem@progen-pharma.com +61 437 211 200 4

PG545 – Phase 1 Ready Mode of Action PG545 is a heparan sulfate mimetic with a dual mechanism of action that targets inhibition of tumour angiogenesis and metastasis which are critical processes in cancer (Fig 1). Heparanase Upregulation Heparanase upregulation correlates with increased tumour vascularity and poor postoperative survival of cancer patients. PG545 potently inhibits the enzymatic activity of heparanase which in turn prevents cleavage of heparan sulfate (HS) chains and growth factor (GF) release. Local and Metastatic Spread Heparanase is involved in the breakdown of extracellular matrices, a critical step in the metastatic process.  Tumour Vascularisation For many HS-binding growth factors (e.g. FGF and VEGF), the interactions between the growth factor, HS and receptor (RTK) are critical for efficient cell signaling necessary for angiogenesis. PG545 blocks the growth factor which prevents the formation of the HS-GF-RTK complex necessary for angiogenesis. Thus PG545 can limit the binding of the growth factors produced for example, by tumour cells, to their respective receptors. Fig 1 PG-545 Heparan Sulfate Mimicry Heparanase Inhibition Blocks breakdown of extracellular matrix Angiogenic Growth Factor Inhibition (incl. VEGFs, FGFs) via interaction with the heparan sulfate-binding domain Angiogenesis, Metastasis & Inflammation Angiogenesis Vital Stats PG545 is a proprietary compound developed from an in-house rational drug discovery programme which is protected by patent applications in all key markets. PG545 is a single molecular entity, unlike similar classes of agents such as PI-88 (Progen) and M-402 Momenta), with fully synthetic manufacture and low CoGs.  Initially indicated for advanced cancer patients with solid tumours.  Has a favourable target product profile.  Convenient once-weekly parenteral dosing schedule and will be able to be administered in an out-patient setting. PI-88 is the first in class heparanase inhibitor, PG545 is potentially the best-in-class with superior drug like properties. Sue MacLeman suem@progen-pharma.com +61 437 211 200 5

PG545: Promising Preclinical Results

Fig 2:
PG545 Inhibits Angiogenesis *In vivo* in the AngioSponge™ model following both daily and twice-weekly doses similar to tyrosine kinase inhibitor Sorafenib (Nexavar®)



Mean CD31 Count
25
20
15
10
5
0
**
**
**
Control - FGF2
Control + FGF2
PG545 15 mg/kg 1x daily
PG545 25 mg/kg 2x weekly
Sorafenib 60 mg/kg 1x daily

Fig 3:
PG545 inhibits spontaneous metastasis in tumour models in which Sorafenib is not effective



Breast Cancer model (4T1)
Vehicle Control
PG545 – 15mg/kg, 2x wk (TGI = 30%)
PG545 – 20mg/kg, 2x wk (TGI = 66%)
PG545 – 25mg/kg, 2x wk (TGI = 95%)
Sorafenib – 60mg/kg, 1x daily
No. of Lung Metastases
30
25
20
15
10
5
0
*
***
Lewis Lung Carcinoma
Vehicle Control
PG545 – 20mg/kg, once only (TGI = 63%)
PG545 – 20mg/kg, 1x wk (TGI = 96%)
Sorafenib – 60mg/kg, 1x daily
No. of lung metastasis
3.5
3
2.5
2
1.5
1
0.5
0
**

www.progen-pharma.com Sue MacLeman suem@progen-pharma.com +61 437 211 200 PROGEN PHARMACEUTICALS 6

PG545: Commercialisation Strategy

- Cancer is a leading cause of death worldwide and every 29 seconds someone will hear "I'm sorry, you have cancer". Progen focuses its activities on novel treatments for cancer, an area of significant and growing unmet need.

PG545 Competitive Advantage

- Extending cancer patients' lives - unlike other anti-angiogenesis and tyrosine kinase inhibitors, PG545 prevents rather than accelerates metastasis.
- Multiple oncology indications possible.
- Progen intends to bring PG545 to market through strategic alliances and partnerships with experienced oncology biotechnology and pharmaceutical companies.

Short Term Development Plan

- Initiation of Phase I clinical trial in advanced cancer patients in Q4 2010
- IND enabling studies ongoing with completion by Q2 2011
- IND filing to FDA by Q2 2011
- Initiate Phase II trial in selected cancer indication in 2012

Accelerated Metastasis after Short-Term Treatment with a Potent Inhibitor of Tumor Angiogenesis

John M.L. Ebos, Christina R. Lee, William Cruz-Munoz, Georg A. Bjarnason, James G. Christensen, and Robert S. Kerbel
Molecular and Cellular Biology Research, Sunnybrook Health Sciences Centre, Toronto, ON M4N 3M5, Canada
Department of Medical Biophysics, University of Toronto, Toronto, ON M5G 2M9, Canada
Sunnybrook Odette Cancer Centre, Toronto, ON M5G 2M9, Canada
Pfizer Global Research and Development, La Jolla Labs, La Jolla, CA 92121, USA

Silencing or Fueling Metastasis with VEGF Inhibitors: Antiangiogenesis Revisited

Sonja Loges, Massimiliano Mazzone, Philipp Hohensinner, and Peter Carmeliet
Vesalius Research Center, VIB, B-3000 Leuven, Belgium
Vesalius Research Center, KU Leuven, B-3000 Leuven, Belgium

Antiangiogenic Therapy Elicits Malignant Progression of Tumors to Increased Local Invasion and Distant Metastasis

www.progen-pharma.com Sue MacLeman suem@progen-pharma.com +61 437 211 200 PROGEN PHARMACEUTICALS 7

Capital Structure and Financials

As at 30 June 2010

Market Cap: AUD$9.9 million

Cash: 30 June 2010 AUD$15.1 million

Total Shares: 24,709,097

(~10% OTC PGLA; ~90% ASX PGL)

Unlisted options on issue: 1,459,000

Net Tangible Assets per Share: AUD$0.61

Top 20 Shareholders: 55% of issued shares

Substantial Shareholders: 22% of issued shares

- Medigen Biotechnology Corporation (8.46%)
- Su-Hua Chuang et al (8.59%)
- CCH Investments et al (5.03%)

Experienced Board	
Mr Stuart James	Non-Executive Chairman
Dr Julie Cherrington	Non-Executive Director
Dr John Chiplin	Non-Executive Director
Mr Thomas Burt	Non-Executive Director
Mr Heng Hsin Tang	Non-Executive Director
Dr Paul Lin	Non-Executive Director

www.progen-pharma.com Sue MacLeman suem@progen-pharma.com +61 437 211 200 PROGEN PHARMACEUTICALS 8